

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Stephen L. Gurba
Chief Executive Officer
Bulova Technologies Group, Inc.
2409 N. Falkenburg Road
Tampa, FL 33619

>   **Re: Bulova Technologies Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2013**
>   **Filed January 13, 2014**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
>   **Filed August 19, 2014**
>   **File No. 000-09358**

Dear Mr. Gurba:

We have reviewed your supplemental response letters dated November 7, 2014 and November 25, 2014. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated September 18, 2014.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 and your revised legal proceedings disclosure. Please revise to clarify the date on which Bulova Technologies Ordnance Systems LLC ("Ordnance") first appealed the U.S. Army's termination to the Armed Services Board of Contract Appeals. According to the Board's decision dated January 28, 2014, you first appealed on October 26, 2010, thus commencing formal legal proceedings at that time.

2.   We note your response to prior comment 2 and your proposed disclosure on page 9 of your draft amendment that "in the Company's opinion, [you] would not have any

material adverse effect because Ordnance, as a discontinued operation, has no assets to satisfy any such potential liabilities." You further opine that you do "not believe that the sale of the assets can be reversed (upon creditors' rights theories) or that Bulova Technologies Group can be held liable for this potential obligation of Ordnance." Please provide us a detailed analysis that supports management's belief that the registrant or any other of its subsidiaries could not be held liable for the debts of Ordnance or liable through fraudulent conveyance statutes. Otherwise, please remove these disclosures and prominently disclose the risks to the registrant should the U.S. Army prevail in litigation against both Ordnance and the registrant. In your management's discussion and analysis, you should quantify the size of the potential claim and its effect on your liquidity and/or solvency.

3.   We note your response to prior comment 3 regarding your failed attempts to obtain novation agreements from the Department of Defense for the contracts that were conveyed to the purchaser (entities owned by L.C. Bowman) of the assets of your Ordnance subsidiary. In light of the U.S. government's refusal to grant the novation and the asset purchaser's refusal to perform the contracts without the novations, please clarify the potential liability to you and/or Bulova Technologies Ordnance Systems LLC should the government terminate the three remaining contracts. It is unclear, for example, whether these contracts involve penalties or prepaid government funds that may be returned if the contracts are terminated.

4.   We further note that the companies owned by L.C. Bowman paid $11,200,000 to purchase the assets of Ordnance in October 2012. Please revise to clarify whether your inability to transfer these contracts to Bulova Technologies Ordnance Systems LLC with the consent of the U.S. government may result in claims by L.C. Bowman and/or Bulova Technologies Ordnance Systems LLC pursuant to the terms and conditions of the Asset Purchase Agreement filed with your Form 8-K on August 21, 2012.

Business, page 4

5.   In your responses to prior comments 5 and 6 and the revisions in your draft amendment you indicate that Bulova Technologies (Europe) LLC is not currently generating revenue and may be halting its government contracting programs. However, on page 17 of your Form 10-Q filed on August 19, 2014, you disclose that you have generated nearly $1.6 million in "Government Contracting" revenue for the nine months ended June 30, 2014. Please advise us of the nature of this government contracting revenue and clarify whether it relates to business operations or contracts that existed as of September 30, 2013.

6.   We note your response to prior comment 7 regarding your U.S. government contracts that may have a material adverse impact on your business. Please describe the material terms of the four U.S. Army contracts, including the three that were sold to Bulova Technologies Ordnance Systems LLC and file them with your amendment or

supplementally provide them to us. Your description of the contracts should include any material quantitative terms and prepayments by the U.S. Army.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Continuing Operations, page 9

7.   Since the U.S. Government contract noted in our prior comment appears to have required invoicing, delivery and acceptance, please tell us why you believe that revenue recognition for amounts that were never invoiced, delivered, nor accepted is appropriate based on the criteria set forth in ASC 912.   In addition, to the extent that items were neither invoiced nor delivered at the time of the contract termination, tell us how you determined that a contract termination, based on the facts you provide, would result in a change in estimate.

8.   Please tell us what consideration you gave, at the time of contract termination, to the requirement in ASC 912-225-45-3 that any items the contractor retains without claim for cost or loss shall remain as inventory or deferred charges in the contractor's accounts. To the extent that you subsequently filed claims, in light of the contract termination, at default, by the Government and the related litigation against you, tell us in detail why you believe that your claims have merit and meet all of the conditions set forth in your response to our prior comment 4, prior to all the related litigation being resolved in your favor.

Exhibits

9.   We note your response to prior comment 14 regarding the prospective filing of required exhibits relating to fiscal 2013 with your Form 10-K for the fiscal year ended September 30, 2014. In light of the fact that you will amend your Form10-K for the fiscal year ended September 30, 2013 in response to comments, please file the required exhibits with your amended 10-K and update the exhibit index accordingly. In addition, ensure that your Form 10-K for the fiscal year ended September 30, 2014 complies with the requirements of Item 601 of Regulation S-K.

       You may call Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 if you have questions regarding any other matters. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                        Sincerely,

                        /s/ Maryse Mills-Apenteng

                        Maryse Mills-Apenteng
                        Special Counsel